CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
 As Confidentially Submitted to the Securities and Exchange Commission on July 21, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

FIGURE CERTIFICATE COMPANY
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or other jurisdiction of incorporation or organization)

6726
(Primary Standard Industrial Classification Code Number)

92-3576834
(I.R.S. Employer Identification Number)

650 California Street, Suite 2700
San Francisco, CA 94108
(310) 592-0097
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Mirae Yang
General Counsel
Figure Technologies, Inc.
650 California Street, Suite 2700
San Francisco, CA 94108
(628) 236-5823
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Susan I. Gault-Brown
Stradley Ronon Stevens & Young, LLP
2000 K Street, NW, Suite 700
Washington, DC 20006-1871

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer
Non-accelerated filer ☒	Smaller reporting company
Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

Figure Transferable Certificates, $0.01 per certificate
Figure Installment Certificates, $[__] per certificate

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The issuer of the Certificates, Figure Certificate Company, is not a bank, and the securities it offers are not deposits or obligations of, or backed or guaranteed or endorsed by, any bank or financial institution, nor are they insured by the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency.  The Certificates are not an insurance company product, an equity investment, or an investment in a money market mutual fund.

Figure Certificates are unsecured and solely backed by the assets of Figure Certificate Company. See “Risk Factors” for additional information on the risks associated with investing in Figure Certificates.

The distributor is not required to sell any specific amount of Certificates.

Figure Certificates will not be listed for trading on any national securities exchange and Figure Certificate Company does not expect a public trading market for Figure Certificates to develop. Accordingly, a public market for Figure Certificates may never be available to investors. If we were to pursue a public trading market for the Figure Certificates under the federal securities laws, its availability would be subject to then-existing regulations and regulatory interpretations. The Figure Transferable Certificates will be available for peer-to-peer transactions on the Provenance Blockchain. There may be a limited number of counterparties for peer-to-peer transactions. Additionally, peer-to-peer transactions on the blockchain do not constitute a public trading market. See “Risk Factors—Certificate Liquidity Risk” in the Prospectus.

Issuer: Figure Certificate Company, 650 California Street, Suite 2700, San Francisco, CA 94108.

Telephone number of principal executive office: 628-236-5820.

Distributor: [________].

READ AND KEEP THIS PROSPECTUS
This prospectus section describes terms and conditions of your Certificate. It contains facts that can help you decide if the certificate is the right investment for you. Read the prospectus before you invest and keep it for future reference. No one has the authority to vary the terms and conditions of the Certificate from those described in the prospectus, or to bind Figure Certificate Company by any statement not in it.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
Table of Contents

Summary Prospectus	5
Risk Factors	8
Figure Certificate Company and the Figure Certificates	13
The Figure Transferable Certificate	13
The Figure Installment Certificate	14
Important Information about the Figure Certificates	15
About FCC’s Control Person and Affiliates	20
Conflict of Interest	21
Purchasing Certificates	21
Withdrawal (Surrender)	22
How Your Money is Used and Protected	23
Taxes on Earnings and Withdrawals	23
Use of Proceeds	25
Investment Policies	26
FCC’s Service Providers	29
Management's Discussion and Analysis of Financial Condition and Results of Operations	33

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED AS OF [___, 2023]

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Summary Prospectus
This summary only highlights the more detailed information appearing elsewhere in this Prospectus. You should read this entire Prospectus carefully, including the information under the section of this Prospectus entitled “Risk Factors” before investing.

FIGURE CERTIFICATE COMPANY

Figure Certificate Company (“FCC”) is a face-amount certificate company registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940, as amended (“Investment Company Act”). FCC issues Figure Certificates, including Figure Transferable Certificates and Figure Installment Certificates (together, the “Figure Certificates” or “Certificates”). Figure Certificates are fixed-income securities. When you buy a Certificate, you are buying an obligation of FCC, which are unsecured and solely backed by its assets, to pay you the amount of your principal investment (known as the “face-amount”), plus accrued interest (minus any applicable expenses or fees) when you transfer (if applicable) or surrender your Certificate or when your Certificate matures.

The Certificates carry no voting rights and are not entitled to participate in any dividends that may be declared by FCC’s Board of Directors. The Certificates are not secured by any particular asset of FCC; however, as required by the Investment Company Act, FCC maintains capital and reserves with its custodian to support its obligations under the Certificates. See “Reserves.”

OVERVIEW OF FIGURE CERTIFICATES

Figure Transferable Certificates
• Issued as digital asset securities that can be transferred through peer-to-peer transactions.
• Issued, surrendered, and/or transferred using blockchain technology. See "The Certificates are Digital Asset Securities" and "Digital Asset Securities Risks" sections for more information.
• Issued daily at a price of $0.01/certificate.
• Interest rate applicable to all certificates is the overnight Secured Overnight Financing Rate (“SOFR”) less 50 basis points, with a minimum rate of 0.00%.
• Simple interest accrues daily and is credited daily to the Certificate holder of record (determined on each day’s record time).
• Accrued interest is paid monthly in the form of additional certificates.
• Interest payments are rounded down the nearest penny.
• May be surrendered at any time at face amount ($0.01 /certificate), plus accrued interest (minus any applicable expenses or fees).
• No surrender charges.
• Matures 20 years from the issue date of a certificate at the face amount ($0.01/certificate), plus accrued interest (minus any applicable expenses or fees).

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Figure Installment Certificates
• Issued as digital asset securities.
• Issued and/or surrendered using blockchain technology. See "The Certificates are Digital Asset Securities" and "Digital Asset Securities Risks" sections for more information.
• Issued periodically at a minimum price of $[__]/certificate and a maximum price of $[__]/certificate.
• Allows for additional annual installments of $[__] - $[__]/installment, up to a maximum of $[__]/certificate.
          • Interest rate applicable to all certificates is the overnight SOFR rate, with a minimum rate of 0.00%.
          • Simple interest accrues daily and is credited daily to the Certificate holder.
          • Accrued interest is paid monthly in the form of [U.S. dollars].
          • Interest payments are rounded down the nearest penny.
• May be surrendered at any time at the face amount (the aggregate of the initial price and all installment payments/certificate minus any withdrawals), plus accrued interest (minus any applicable expenses or fees).
• 2% surrender charge applies to principal withdrawn during the first three years.
• Matures 20 years from the issue date of a certificate at the face amount (the aggregate of the initial price and all installment payments/certificate minus any withdrawals), plus accrued interest (minus any applicable expenses or fees).

OVERVIEW OF PROVENANCE BLOCKCHAIN

The Certificates offered by FCC are issued as digital asset securities using the Provenance Blockchain, an open source, public, blockchain-based distributed ledger that is secured using cryptography (referred to as a “blockchain”). The Provenance Blockchain records issuances and transactions between two parties in a verifiable and permanent way, referred to as “immutability.” The ownership and transfer of the Figure Certificates will be authenticated and recorded on the Provenance Blockchain. Because of this, the Certificates are characterized herein as “digital asset securities.” For more information, see “Digital Asset Securities Risks.”

Most of the initial software development for the Provenance Blockchain was done by Figure Technologies, Inc. (“Figure Technologies”), the parent of FCC.  See “FCC’s Control Person and Affiliates” for more information about Figure Technologies and other FCC affiliates. The digital asset standard used on the Provenance Blockchain enables FCC to enforce transfer restrictions in connection with the Certificates. This enables FCC to control, among other things, the conditions under which Certificates may be transferred and to whom they may be transferred.

Transactions on the Provenance Blockchain are verified and authenticated by validators that validate transactions and add new blocks, each of which contains a set of validated transactions, to the Provenance Blockchain.  The Provenance Blockchain operates as a proof-of-stake network, and so validators must stake a sufficient amount of the native digital asset to the Provenance Blockchain, known as “Hash,” to the Provenance Blockchain in order to be able to participate in the transaction validation process. Hash is also required as “gas” to initiate a transaction on the Provenance Blockchain, including transactions in Certificates. FCC will pay all gas fees in connection with Certificate transactions and as a result, investors in Certificates will not need to acquire Hash in connection with Certificate transactions.

KEY SERVICE PROVIDERS

In connection with FCC’s business of issuing and distributing certificates and managing the assets that back the certificates the Fund will utilize a number of service providers. FCC has entered into agreements with several entities, [certain of which are affiliated with FCC], to provide asset management and administrative services, distribution, transfer agent services, and custody as noted below.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Investment Adviser
[____] serves as investment adviser to FCC pursuant to an advisory agreement.

Administrator
[___] is the administrator pursuant to an agreement with FEE.

Custodian
[___] is custodian of FCC’s assets pursuant to a custody agreement.

Transfer Agent
[___] is FCC’s transfer agent.

Distributor
[____] is the distributor of the Figure Certificates.

Custodian
[___] is custodian of FCC’s assets pursuant to a custody agreement.

Gas Fee Service Provider
Provenance Blockchain Foundation is FCC’s gas fee service provider pursuant to a gas fee service agreement.  As the gas fee service provider, Provenance Blockchain Foundation pays, on behalf of FCC, all gas fees for investor Certificate transactions on the Provenance Blockchain.  FCC will either (i) make prepayments in U.S. dollars to Provenance Blockchain Foundation for expected gas fees for investor transactions or (ii) make payments in U.S. dollars to Provenance Blockchain Foundation for gas fees incurred for investor transactions upon receipt of invoices from Provenance Blockchain Foundation.  Provenance Blockchain Foundation converts U.S. dollars received from FCC to Hash, and uses the Hash to pay for Certificate transaction gas fees on the Provenance Blockchain.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83
Risk Factors
An investment in Figure Certificates is subject to risks. You could lose money by investing in the Figure Certificates. By itself, an investment in Figure Certificates does not constitute a complete investment program. Before investing in Figure Certificates, you should consider carefully the following risks.

Face-Amount Certificate Company Structure Risks

Certificates Are Unsecured and Backed Only By FCC Assets.  The Certificates are unsecured and backed solely by the assets of FCC. Although FCC is required under the Investment Company Act to maintain a minimum level of capital and reserves and although the assets that FCC may hold as capital and reserves are only those in which a District of Columbia life insurance company is authorized to invest, in the event that there are losses on FCC’s assets, including assets that comprise FCC’s capital and reserves, FCC may not have sufficient resources to meet its obligations, including making interest and/or principal payments on your Certificates.

Competition.  We are aware of only one other face-amount certificate company in existence today. That company dominates the face-amount certificate industry. In addition, there exist a number of financial products, such as CDs and insurance products, that offer investors a fixed rate of return.  Additionally, there is a registered closed-end fund operating as an interval fund that issues digital asset securities on the Ethereum blockchain that intends to offer a relatively stable net asset value due to the fund’s investment in U.S. treasury securities. In addition, multiple money market mutual funds, including at least one that issues digital asset securities on a blockchain, offer shares that are designed to maintain a stable value. Our principal means of competing is by offering debt securities (the Certificates), rather than equity securities, offering daily interest on the Certificates, and combining the use of debt with the use of blockchain technology for peer-to-peer transfers of the Figure Transferable Certificates on the Provenance Blockchain.

Early withdrawal risk: With respect to the Figure Installment Certificates, early withdrawal risk is the risk of being assessed a 2% surrender charge on a Certificate’s principal amount if you withdraw money before the end of the third year after the issuance date of the Certificate. See “Figure Installment Certificate.”

Digital Asset Securities Risks

Untested Use of Blockchain Technology. Pseudonymized public data related to ownership of Certificates and transaction history involving the Certificates, is viewable on the Provenance Blockchain. Ownership of a wallet and the transfer of Certificates held in a wallet is validated through the use of cryptography, in other words, by computers using algorithms to solve complex mathematical equations that prove a Certificate holder controls a wallet containing Certificates and wants a transaction to be sent. Authentication ensures that only the owner of the Certificates can transfer the Certificates in an account. Use of this blockchain technology in the face-amount certificate company market is untested and there may be a limited number of Certificate investors which may affect the viability of FCC and have an adverse effect on Certificate holders.

Management Risk. FCC intends to issue the Certificates as digital asset securities, using blockchain technology. Members of the management of FCC have experience in digital asset securities and blockchain since as early as 2018. Several members of management have experience working at companies in the digital asset security and blockchain sectors and have previously made investments in other digital assets. However, FCC will be one of the first registered investment companies and the first face-amount certificate company to offer digital asset securities. Accordingly, FCC’s management and its affiliates, including the Transfer Agent, have limited experience using blockchain technology to operate and maintain records in the securities issued by a registered face-amount certificate company that issues digital asset securities.

Regulatory Risk. A copy of FCC’s transaction records showing pseudonymized record ownership of Certificates is maintained using the Provenance Blockchain. The entities that support the ability of Figure Transferable Certificate holders to engage in peer-to-peer transfers, including Figure Technologies, the Transfer Agent, the Provenance

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Blockchain Foundation, and the Provenance Blockchain, are not licensed under the virtual currency or money transmission regulations of any state in the United States or registered with the Financial Crimes Enforcement Network (“FinCEN”). If any regulatory authority were to assert that additional licensing or registration was required for any such party, it could affect their or FCC’s operations or viability, and could adversely affect the ability of Figure Transferable Certificate holders to engage in peer-to-peer transfers of the Figure Transferable Certificates. This in turn could have a material adverse effect on the liquidity of Figure Transferable Certificates and their holders’ ability to transfer Figure Transferable Certificates.

Certificate Liquidity Risk.  Figure Certificates will be issued as digital asset securities, meaning that they will be uncertificated securities that are issued using blockchain technology and, for Figure Transferable Certificates, are transferable in peer-to-peer transactions using blockchain technology (see “The Certificates are Digital Asset Securities” and “Purchasing Certificates”). None of the Certificates will be listed for trading on any national securities exchange, but the Figure Transferable Certificates will be available for peer-to-peer transactions. Although the Figure Transferable Certificates may be transferred using blockchain technology, the availability of counterparties to such transactions is limited to other Certificate holders or other eligible purchasers who have submitted to FCC’s AML/KYC procedures (see “Anti-Money Laundering/Know Your Customer”) and have established an approved FCC account with FCC. Peer-to-peer transactions are not required to occur at the face amount of a Figure Transferable Certificate. Such transactions will occur at the price agreed upon by the parties to the transaction, which may be the face amount, more than the face amount, or less than face amount. There may be relatively few investors to whom Figure Transferable Certificates can be transferred in a peer-to-peer transaction, and thus there may be limited to no liquidity in Figure Transferable Certificates. As a result, although such Certificates may be surrendered to FCC, Certificate holders may not be able to sell their Certificates to other parties on a timely basis or at all.  There is presently no public market for the Certificates and no current intent to develop such a market. Such a market may never be available to investors and, if FCC were to decide to pursue one, its availability would be subject to then-existing regulations and regulatory interpretations. Accordingly, this may further limit the number of eligible investors available to participate in peer-to-peer transactions, and Figure Transferable Certificates may therefore be less liquid when it comes to peer-to-peer transactions than many other securities. There are risks associated with investments in securities that are less liquid, including the inability to sell your Certificates in the amount desired, or on a timely basis, or at all in peer-to-peer transactions.

Emerging Technology Risk. The Figure Installment Certificates will be issued using blockchain technology, and Figure Transferable Certificates will be issued and transferable using blockchain technology. The use of such technology is subject to all the usual risks associated with the fact that the technology is relatively new in the securities markets as well as risks specifically related to the use of blockchain technology, including:

•
a rapidly-evolving regulatory landscape, which might include security, privacy, or other regulatory concerns that could require changes to digital systems that disrupt transactions in Certificates (challenges may also arise from the laws and regulations of foreign jurisdictions being in conflict with those of the United States);

•
the possibility of undiscovered technical flaws in an underlying technology, including in the process by which transactions are recorded to the Provenance Blockchain or by which the validity of a copy of such blockchain can be authenticated, which could also lead to transaction processing delays as a result of operational issues, including if validator performance is impaired or there is congestion;

•
the possibility that security measures that authenticate prior transactions could be compromised, or “hacked,” which could allow an attacker to alter the blockchain and thereby disrupt the ability to corroborate definitive transactions recorded on the blockchain;

•	the possibility that new technologies or services inhibit access to the Provenance Blockchain;

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•	the possibility that changes to policies of the Provenance Blockchain limit the ability to engage in Figure Certificate transactions;

•	the possibility of breakdowns and transaction halts as a result of undiscovered technology flaws that could prevent transactions for a period of time;

•	the possibility that a digital “wallet” application or interface is hacked by a third party, resulting in a loss of the holder’s Certificates;

•
the possibility of a “fork” (i.e., “split”) in the network, as the Provenance Blockchain is a public, open-source distributed network, and any user can modify its software and propose adoption of the modified version of the software to the network resulting in one version running the pre-modified software and the other running the modified software. The effect of a fork is the existence of two (or more) versions of the blockchain network running in parallel, but with each version’s native asset lacking interchangeability. In the event of a blockchain fork, users could experience temporary unavailability of the service delaying the ability to initiate transactions in the Certificates. In addition, the original blockchain and the forked blockchain could potentially compete for users and other participants, leading to a loss of users and participants for the original blockchain; and

•
the possibility that an investor’s private key is lost or stolen and FCC is unable to verify the loss or theft could result in irreversible client losses. Please see “The Certificates are Digital Asset Securities” for procedures if a private key is lost or stolen.

Operational and Technology Risk. The blockchain record, which can be used to validate transactions in Certificates, will be viewable by the public on Provenance Blockchain, which is a public, open-source distributed ledger. The complete history of transactions occurring on the Provenance Blockchain from the initial issuance of Certificates will be viewable on the Provenance Blockchain. As a result, robust and transparent transaction data, but not Certificate holder identity, will be publicly available via the published blockchain. The public-key-derived wallet address (and not a Certificate holder’s personal identifying information) will be exposed to the public on the blockchain. The personal identity information necessary to associate a public key representing specific Certificates with the owner of those Certificates will be maintained by FCC or the Transfer Agent and will not be available to the public. If there are security breaches with respect to FCC’s or the Transfer Agent’s data resulting in theft of the information necessary to link personal identity with the public keys, the stolen information could be used to determine the affected Certificate holder’s complete transaction history in Certificates. Moreover, concerns over these privacy issues may limit adoption of blockchain technology by a range of potential investors.

Certificates are represented by records written on the blockchain and secured by cryptography. A private key is necessary to affect transactions in Certificates and, as such, is meant to be kept private by or on behalf of a Certificate holder. The general public, however, is not yet accustomed to using secure cryptographic methods and managing private keys.

If, for any reason, the blockchain technology used to authenticate transactions in Certificates were to become unavailable and suitable alternative technology were not available to be implemented, investors in Certificates would not have a means of proving the validity of the publicly-available record of the blockchain. As a result, the accuracy of publicly-available transaction information could be called into question and investors could elect to no longer transact in Certificates. As there will not be an option to purchase Certificates in a non-digital format, in the event that investors are no longer able to transact in Certificates, the Certificates would become illiquid and could remain illiquid for an indeterminable amount of time.

FCC, its service providers, and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to a number of different threats or risks that could adversely affect FCC and its Certificate holders, despite the efforts of FCC and its service providers

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to adopt technologies, processes, and practices intended to mitigate these risks. For example, a cyberattack may occur where unauthorized third parties attempt to improperly access, modify, disrupt the operations of, or prevent access to these systems of FCC, FCC’s service providers, or other market participants or data within them. Power or communications outages, acts of god, information technology equipment malfunctions, operational errors, and inaccuracies within software or data processing systems may also disrupt business operations or impact critical data. Market events also may trigger a volume of transactions that overloads current information technology and communication systems and processes, impacting the ability to conduct FCC operations.

Cyberattacks, disruptions, or failures that affect FCC’s service providers may result in FCC and/or the Transfer Agent losing the ability to control the compliance and transfer restrictions related to the Certificates, which could increase the possibility of loss or theft of investors’ Certificates and adversely affect FCC and its Certificate holders, including by causing losses for FCC or impairing FCC or Transfer Agent operations. For example, FCC’s or its service providers’ assets or sensitive or confidential information may be misappropriated, data may be corrupted, and operations may be disrupted (e.g., cyberattacks or operational failures may cause the release of private Certificate holder information or confidential FCC information, interfere with the processing of Certificate holder transactions, and impede transactions). In addition, cyberattacks, disruptions, or failures may cause reputational damage and subject FCC or its service providers to regulatory fines, litigation costs, penalties or financial losses, reimbursement or other compensation costs, and/or additional compliance costs. A bad actor could also seek to take control of the blockchain by acquiring and staking a majority of the native digital asset.

While FCC and its service providers may establish business continuity and other plans and processes to address the possibility of cyberattacks, disruptions, or failures, there are inherent limitations in such plans and systems, including that they do not apply to third parties, such as other market participants, as well as the possibility that certain risks have not been identified or that unknown threats may emerge in the future.

Similar types of operational and technology risks are also present for issuers of FCC’s investments, which could have material adverse consequences for such issuers, and may cause FCC’s investments to lose value. In addition, cyberattacks involving an FCC counterparty could affect such counterparty’s ability to meet its obligations to FCC, which may result in losses to the FCC and its Certificate holders. Furthermore, as a result of cyberattacks, disruptions, or failures, an exchange or market may close or issue trading halts on specific securities or the entire market, which may result in FCCs being, among other things, unable to buy or sell certain securities or financial instruments or unable to accurately price its investments. With the exception of its affiliates, FCC cannot directly control any cybersecurity plans and systems put in place by its service providers, FCC counterparties, issuers in which FCC invests, or securities markets and exchanges.

The Fees and Risks Related to Use of the Provenance Blockchain. As noted above, generally a user who initiates a transaction on the Provenance Blockchain network must pay “gas fees” (i.e., transaction fees) in the form of Hash to the Provenance Blockchain network in order to validate a transaction. The amount of Hash required to pay the gas will vary from transaction to transaction dependent upon, among other things, the complexity or size of a particular transaction, congestion on the Provenance Blockchain network, and the amount of Hash a user has indicated they are willing to pay to complete a particular transaction. Congestion on the Provenance Blockchain network may be due to increased transactions involving blockchain technology that are unrelated to Certificates, and FCC cannot control such congestion. The time for a transaction to complete depends on how congested the Provenance Blockchain network is. On an average day, it can take between less than 1 second to 7 seconds to process a transaction with standard fees.

There is no limit on the gas price a transaction may need to complete in a timely manner. Rather, a user is able to set a maximum gas price ceiling they are willing to pay to complete a transaction. In general, when a user desires to engage in a transaction, the user that originates the transaction is required to pay the gas. However, investors that purchase, surrender, and/or engage in peer-to-peer transactions involving Certificates will not pay for gas. All such charges will be paid by FCC using the gas fee services of the Provenance Blockchain Foundation. Pursuant to the gas fee services agreement, FCC, which does not hold Hash, will either (i) make prepayments in U.S. dollars to Provenance Blockchain Foundation for expected gas fees for investor transactions or (ii) make payments in U.S. dollars to Provenance Blockchain Foundation for gas fees incurred for investor transactions upon receipt of invoices from

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Provenance Blockchain Foundation. Provenance Blockchain Foundation converts U.S. dollars received from FCC to Hash, and uses the Hash to pay for Certificate transaction gas fees on the Provenance Blockchain.

Although personnel at its parent, Figure Technologies, were involved in the initial development of the Provenance Blockchain network, neither Figure Technologies nor FCC control the Provenance Blockchain network, and there is no guarantee that the Provenance Blockchain network will continue to operate under its current terms in the future. If the Provenance Blockchain network moves to a different mechanism for validating transactions in the future, it could negatively impact the amount or character of the fees due on transactions in Certificates.  Decisions regarding the operation of the blockchain, including software changes/upgrades, are intended to be made by network participants, such that all participants that have "staked" Hash can participate in these decisions by voting.  The Provenance Blockchain Foundation, a non-stock corporation, was established to operate on an independent basis. The Provenance Blockchain Foundation participates in the development and maintenance of the Provenance Blockchain and coordinates communication with the community of Hash holders about any new governance proposals.

FCC does not run or expect to run a validator on the Provenance Blockchain. FCC, which does not hold any Hash, does not participate or expect to participate in the governance of the Provenance Blockchain by staking Hash and/or voting on governance proposals.  Figure Technologies and the Provenance Blockchain Foundation each run validators on the Provenance Blockchain and participate in governance by submitting and voting on governance proposals. Neither FCC nor any of its affiliates received, or expect to receive, compensation or financial assistance for issuing the face-amount certificates on the blockchain, including through Provenance Blockchain Foundation's Hash grant program. Neither FCC nor the Transfer Agent play a role in peer-to-peer transfers between approved accounts.

The pseudonymized record of ownership of each digital wallet will be available to the general public and it may be possible for members of the public to determine the identity of the record holders of wallets. The record of ownership and transfers as shown on the Provenance Blockchain is a non-controlling “courtesy copy” of the records maintained by the Transfer Agent. The publicly available information will include the digital wallet address of each holder of record transacting in Certificates and the entire history of each digital wallet, but it will not include any personal identifiable information. It may be possible for members of the public to determine the identity of the record holders of certain wallets based on the publicly available information in the blockchain copy, as well as other publicly available information, including, but not limited to, any ownership reports required to be filed with the SEC regarding the Certificates. To the extent that the Transfer Agents records and the duplicative records on the blockchain get out of synchronization, there could be a delay while the Transfer Agent corrects any such errors, and such errors may cause investors confusion with respect to their record holdings of Certificate. This could adversely affect Certificate holders.

The Transfer Agent’s records constitute the official Certificate holder records of FCC and govern the record ownership of Certificates in all circumstances.

Structural Risks

New Offering with No Operating History. FCC is a face-amount certificate company with no history of operations. If FCC commences operations under inopportune market or economic conditions, it may not be able to achieve its objectives.

Conflicts of Interest. Affiliates of FCC will support the process of issuing, redeeming, and transferring the Certificates.  While there will typically be an alignment of interest among these related entities, there may be instances in which the interests of one or more of those affiliates, as it relates to their role with respect to the Certificates, may diverge.

Investment-Related Risks

Overall portfolio risk.   We expect to meet our obligations under the Certificates through earnings on our portfolio investments.  Because our obligations under the Certificates are unsecured and backed only by our assets, you bear a

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number of portfolio investment risks, including interest rate risk, credit risk, market risk, liquidity risk, and valuation risk, each of which is listed below.  We will seek to minimize these risks by following the substantive regulatory requirements under the Investment Company Act with respect to FCC’s investments, including holding the minimum reserves required by Section 28 of the Investment Company Act.  See “Reserves.”

Interest rate risk: Interest rate risk is the risk of losses attributable to changes in interest rates. When interest rates rise, bond prices generally fall. In general, the longer the maturity or duration of a bond, the greater its sensitivity to changes in interest rates. Interest rate changes also may increase prepayments of debt obligations. See “Investment Policies.”

Credit risk: This is the risk that the issuer of a security, or the counterparty to a contract, will default or otherwise become unable to honor a financial obligation (such as payments due on a bond or note). Credit ratings of the issuers of securities in our portfolio vary. See “Investment Policies.”

Market risk: The market value of securities may fall or fail to rise. Market risk may affect a single issuer, sector of the economy, industry, or the market as a whole. The market value of securities may fluctuate, sometimes rapidly and unpredictably.

Liquidity risk: This is the risk that one or more of our investments might not be liquid at the time necessary to meet our payment obligations.

Valuation risk: This is the risk that one or more of our investments might be overvalued. We are required to use amortized cost for the purpose of valuing our investments. In general, amortized cost is determined by systematically increasing the carrying value of a security if acquired at a discount or reducing the carrying value if acquired at a premium, so that the carrying value is equal to the security’s maturity value on the maturity date. The amortized cost of an investment may not be equivalent to the market value of such investment. Therefore, if FCC sells investments it may receive less than amortized cost.

Tax risk: There is currently very limited guidance from the U.S. government on the U.S. federal income tax treatment of digital assets.  While there is no direct law on point, we consider the Certificates to be debt instruments for U.S. federal income tax purposes.

There can be no assurance that the Internal Revenue Service (“IRS”) will agree with such treatment and it is possible that the IRS or another tax authority may take a contrary view, which may impact the timing and character of income recognized by you.  You are urged to consult your own tax advisor as to the tax consequences of the purchaser, ownership, and disposition of the Certificates.

Figure Certificate Company and the Figure Certificates
FCC was organized as a Delaware corporation, on April 13, 2023 and will begin business as an issuer of face-amount investment certificates concurrent with the effective date of this registration statement. Upon its formation, FCC authorized, issued and now has outstanding 1,000 shares of common stock, par value of $0.0001 per share. Figure Technologies purchased all of FCC’s outstanding shares in exchange for $250,000, the amount of FCC’s capital requirement.

Ownership of FCC’s Voting Securities

The following table sets forth information regarding the beneficial ownership of FCC’s voting securities as of the effective date of this registration statement:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common stock	Figure Technologies, Inc.	1,000 shares	100%

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FCC is the issuer of Figure Certificates, including Figure Transferable Certificates and Figure Installment Certificates.  FCC is a face-amount certificate company, registered as such with the SEC under the Investment Company Act.

Figure Certificates

Figure Certificates are fixed-income securities. When you buy a Certificate, you are buying an obligation of FCC, which are unsecured and solely backed by its assets, to pay you the amount of your principal investment (known as the “face-amount”), plus accrued interest (minus applicable expenses and fees), when you transfer (if applicable) or surrender your Certificate or when your Certificate matures.

The Certificates carry no voting rights and are not entitled to participate in any dividends that may be declared by FCC’s Board of Directors. The Certificates are not secured by any particular asset of FCC; however, as required by the Investment Company Act, FCC maintains capital and reserves with its custodian to support its obligations under the Certificates. See “Reserves.”

While we may do so in the future, we have not sought any ratings from any national rating agencies for our Certificates.

The Figure Transferable Certificate
FCC is offering Figure Transferable Certificates. Figure Transferable Certificates are issued daily at a face amount of $0.01/Certificate. Figure Transferable Certificates may be surrendered at any time at a price equal to the face amount of each Certificate ($0.01), plus accrued interest (minus applicable expenses and fees), rounded to the nearest penny. The minimum initial purchase of the Figure Transferrable Securities is $100.00, but there is no minimum on the amount a Certificate holder may hold.  There is no minimum surrender amount; however, investors will be charged a fee equal to the amount of the automated clearing house (“ACH”) fees associated with a transaction. This fee will be deducted from the proceeds paid to the investor for surrender.

The interest rate applicable to all Figure Installment Certificates is equal to the overnight SOFR rate less 50 basis points, with a minimum of 0.00%.  Interest on a Figure Transferable Certificate will accrue daily to that Certificate’s Record Holder. A “Record Holder” is the holder of record of a Figure Transferable Certificate as of [time]am Eastern Time (the “Record Time”) on the day in question (the “Record Date,” each of which runs from [time]am Eastern Time to [time]am Eastern Time). Interest will be payable monthly to Record Holders at [time]pm Eastern Time (the “Interest Payment Time”) on the first of each month in the form of additional Figure Transferable Certificates (where the additional Certificate(s) equals the applicable interest payment, rounded down to the nearest penny. Figure Transferable Certificates issued as interest payments will have the same interest rate, maturity date, and other terms as the Figure Transferable Certificates to which they relate.

By way of example, if a Certificate holder transfers a Figure Transferable Certificate to a transferee before the Record Time on the 8th of the month, the transferee will be the Record Holder on the 8th of the month and will receive an interest payment for the 8th of the month at the Interest Payment Time on the first day of the following month. If instead the Certificate holder transfers a Figure Transferable Certificate to a transferee at or after the Record Time on the 8th of a month and before the Record Time on the 9th of a month, the transferor will be the Record Holder on the 8th of the month and will receive the interest payment for the 8th of the month at the Interest Payment Time on the first day of the following month.  Other than transfers occurring at or after the Record Time on Record Date, transfers of Figure Transferable Certificates would not require a Certificate to make an interest payment to the transferor.

Figure Transferable Certificates also are transferable in peer-to-peer transactions at any time at the price agreed upon by the transferor and transferee (which may be the face amount of a Figure Transferable Certificate or a price below or above the face amount of the Certificate). There may be a limited number of counterparties for peer-to-peer transactions. Additionally, peer-to-peer transactions on the blockchain do not constitute a public trading market. See

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“Certificate Liquidity Risk” for more information. For more information, including the risks of effecting transactions using Provenance Blockchain, see “The Certificates are Digital Asset Securities.”

FCC does not charge holders of Figure Transferable Certificates any fees or expenses in connection with the issuance or redemption of Figure Transferable Certificates.  Figure Transferable Certificate holders also will not be required to pay gas fees that are typically assessed in transactions that are written to a blockchain in connection with Figure Transferable Certificate transactions.

Each Figure Transferable Certificate matures 20 years from the issue date of that Certificate. Upon maturity, FCC will promptly remit all monies due, rounded down to the nearest penny, under the Certificate to the Certificate holder and cancel the Certificate.  The time frame for this transaction will be the ACH settlement date (typically 1-3 days after the transaction date) plus one additional day.

The Figure Installment Certificate
FCC is offering Figure Installment Certificates. Figure Installment Certificates will be issued periodically at a minimum price of $[__]/Certificate and a maximum price of $[__]/Certificate. Figure Installment Certificate holders can increase the face amount of a Figure Installment Certificate by making additional annual installment payments of between $[__] - $[__]/installment, up to a maximum of $[__]/Certificate. The face amount of each Figure Installment Certificate is the aggregate of the initial price and all installment payments/Certificate minus any withdrawals.

The interest rate applicable to all Figure Installment Certificates is equal to the SOFR rate, with a minimum rate of 0.00%. Simple interest accrues daily and is credited daily to the Certificate holder. Accrued interest, rounded down to the nearest penny, is paid [monthly] in the form of [U.S. dollars].

Figure Installment Certificates may be surrendered at any time at the face amount (the aggregate of the initial price and all installment payments/Certificate minus any withdrawals), plus accrued interest (minus expenses and fees), rounded down to the nearest penny.

If you withdraw money within three years after a Figure Installment Certificate was purchased, you will pay a penalty of 2% of the principal withdrawn. This penalty will be taken from the remaining balance, not the amount withdrawn. The 2% penalty will be waived:

•	upon death of the Certificate owner and for six months after the estate settlement has been processed by FCC.

•	when the Certificate is owned by a revocable or irrevocable trust upon death of any grantor of the revocable or irrevocable trust.

When you request a full or partial withdrawal, FCC will pay the amount you request:

•	first from interest credited to your Certificate

•	then from the principal of your Certificate.

In either case, the penalty is charged to principal, not interest. For example, if a Certificate holder withdrew $500.00 from a Figure Installment Certificate with a face amount of $1,000, the Certificate holder would pay $10 (2% of $500.00) out of the $500.00 remaining face value. As a result, the Certificate holder would receive $500, plus any applicable accrued interest), and the face value of the Figure Installment Certificate would be reduced to $490.00. If instead, the Certificate holder withdrew the entire $1,000.00, the Certificate holder would receive $980.00, plus any applicable accrued interest, and the Certificate would be cancelled.

FCC does not charge holders of Figure Installment Certificates any fees or expenses in connection with the issuance or redemption of Figure Installment Certificates.  Figure Installment Certificate investors will not be required to pay gas fees that are typically assessed in transactions that are written to a blockchain in connection with the issuance or surrender of Figure Installment Certificates.

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Each Figure Installment Certificate matures 20 years from the issue date of that Certificate.  Upon maturity, FCC will promptly remit all monies due, rounded down to the nearest penny, under the Certificate to the Certificate holder and cancel the Certificate.

Important Information about the Figure Certificates
SEC Regulation of the Certificates

Figure Certificates are securities. Their offer and sale are subject to regulation under federal and state securities laws. Figure Certificates are face-amount certificates. Each Certificate is not a bank product, an equity investment, a form of life insurance or an investment trust. The Investment Company Act requires FCC to maintain investments, including certain investments deemed reserves, on deposit with FCC’s custodian. FCC’s investments back the value of all of its outstanding Certificates.

Specifically, to ensure that FCC has sufficient assets to cover its obligations, applicable law requires that the amortized cost of FCC’s reserves exceed the required carrying value of the outstanding Certificates by a prescribed amount. In general, amortized cost is determined by systematically increasing the carrying value of a security if acquired at a discount, or reducing the carrying value if acquired at a premium, so that the carrying value is equal to maturity value on the maturity date. The amortized cost of an investment may not be equivalent to the market value of such investment. Therefore, if FCC sells investments it may receive less than amortized cost.

For additional information about FCC’s reserves and investments, see “Reserves” and “Investment Policies.”

Most banks and thrifts offer investments known as CDs that are similar to Figure Certificates in many ways, although banks and thrifts generally have federal deposit insurance for their deposits and lend much of the money deposited to individuals, businesses and other enterprises. In addition to banks and thrifts, other financial institutions and some insurance companies may offer investments with combinations of safety and return on investment comparable to Figure Certificates. While subject to other forms of regulation, none of these comparable investments are regulated by the SEC under the Investment Company Act. For information about a comparable investment that is regulated by the SEC under the Investment Company Act, see “Figure Certificates Are Not Money Market Fund Shares.”

Figure Certificates Are Not Money Market Fund Shares

FCC is not a money market fund and is not subject to the rules that govern the quality, maturity, liquidity and other features of securities eligible for purchase by a money market fund. As a result, an investment in the Figure Certificates may be more susceptible to credit risk, interest rate risk, valuation risk and other risks as compared to an investment in a money market fund. In addition, unlike a money market fund, FCC does not seek to maintain a stable value of $1.00 per share. The following table highlights certain differences between FCC and a money market fund.

FCC	Money Market Fund
Registered as a face-amount certificate company under the Investment Company Act.	Registered as a management investment company under the Investment Company Act.
Issues debt securities (Certificates).	Issues equity securities representing a proportionate share of the fund’s net asset value.
Not subject to the money market fund specific provisions of Investment Company Act Rule 2a-7.	Subject to Rule 2a-7 governing credit quality, maturity, diversification and liquidity of a money market fund’s holdings.

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Face-amount certificate companies do not seek to maintain a $1.00 stable net asset value.
Government and retail money market funds seek to maintain net asset value at a stable $1.00 per share using special pricing and valuation conventions. (Institutional prime money market funds must allow their net asset value to float based on the current market value of the securities in their portfolios.)

Certificates may be surrendered at any time in exchange for the face amount plus accrued interest (but minus any applicable expenses or fees).	Redeemable daily at net asset value.
Matures 20 years from the issue date of a Certificate for the face amount plus accrued interest (but minus any applicable expenses or fees).	Redeemable daily at net asset value.
Subject to statutory capital requirement of $250,000 and statutory daily reserve ratio requirements for outstanding Certificates.	Subject to statutory capital requirement of $100,000, but not subject to any reserve ratio requirements.

The Certificates are Digital Asset Securities

The Certificates offered by FCC are issued as digital asset securities using the Provenance Blockchain, an open source, public, blockchain-based distributed ledger that is secured using cryptography (referred to as a “blockchain”). The Provenance Blockchain records issuances and transactions between two parties in a verifiable and permanent way, referred to as “immutability.” The ownership and transfer of the Figure Certificates will be authenticated and recorded on the Provenance Blockchain. Because of this, the Certificates are characterized herein as “digital asset securities.” For more information, see “Digital Asset Securities Risks.”

Most of the initial software development for the Provenance Blockchain was done by Figure Technologies, the parent of FCC.  See “FCC’s Control Person and Affiliates” for more information about Figure Technologies and other FCC affiliates. The digital asset standard used on the Provenance Blockchain enables FCC to enforce transfer restrictions in connection with the Certificates. This enables FCC to control, among other things, the conditions under which Certificates may be transferred and to whom they may be transferred.

Transactions on the Provenance Blockchain are verified and authenticated by validators that validate transactions and add new blocks, each of which contains a set of validated transactions, to the Provenance Blockchain.  The Provenance Blockchain operates as a proof-of-stake network, and so validators must stake a sufficient amount of the native digital asset to the Provenance Blockchain, known as “Hash,” to the Provenance Blockchain in order to be able to participate in the transaction validation process.  The frequency of being selected to validate transactions and propose the next block on the blockchain is proportional to the amount of Hash staked by a validator.  The process of authenticating a transaction before it is recorded ensures that only valid and authorized transactions are recorded on the Provenance Blockchain. After a transaction is recorded, it becomes part of the Provenance Blockchain and cannot be changed, except that FCC or [______] (the “Transfer Agent”) may initiate transactions in Certificates on the Provenance Blockchain in order to correct erroneous transactions. Although the blockchain record cannot be changed, the result of FCC’s or the Transfer Agent's adjustments is that the official record maintained by the Transfer Agent will reflect the true owner of a Certificate, even if a bad actor has compromised that owner’s blockchain wallet. Although FCC’s or the Transfer Agent's adjustments may include issuing new digital asset securities, the number of Certificates reflected on FCC’s official books and records will remain the same. Records of Certificate pseudonymized transaction data are viewable on the Provenance Blockchain, but the Transfer Agent maintains the official record of ownership

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on behalf of FCC as FCC’s transfer agent.  The Transfer Agent’s records constitute the official Certificate holder records of FCC and govern the record ownership of Figure Certificates in all circumstances.

Users of the Provenance Blockchain generally must pay transaction fees (otherwise known as “gas fees”) in the form of “Hash,” the native digital asset for the operation of Provenance Blockchain, to the Provenance Blockchain network as part of the transaction validation process. Gas fees are collected by the nodes that validate the network and is intended to protect the Provenance Blockchain from frivolous or malicious computational tasks. If an investor purchases Certificates from FCC, submits Certificates to FCC for surrender, or transfers a Certificate in a peer-to-peer transaction, any transaction fees required by the Provenance Blockchain network will be paid by the Transfer Agent on FCC’s behalf, or directly by FCC through the use of the Provenance Blockchain Foundation acting as gas fee service provider.

The range of gas fees payable for any given transaction is determined by the Provenance Blockchain network. As of [date], the average gas fees on Provenance Blockchain were approximately $[__] per transaction, based on transactions over the preceding ninety days, but such fees have historically ranged from $[___] to $[___] per transaction. Transaction fees may vary from transaction to transaction, dependent upon, among other things, the complexity or size of a transaction, congestion on the Provenance Blockchain network, and a user’s desired rate of processing the transaction. On an average day, it takes anywhere between less than 1 second and 7 seconds to process a transaction if an investor pays the standard gas price. FCC will pay all gas fees related to Certificate transactions through the use of the Provenance Blockchain Foundation acting as gas fee service provider. FCC’s payment of gas fees will reduce its available assets and therefore may affect FCC’s ability to meet certain of its obligations under the Certificates.

Certificates are solely issued in a digital format on the Provenance Blockchain and may only be transferred on the Provenance Blockchain. The benefits of issuing the Certificates as digital asset securities include, but are not limited to: (i) allowing FCC to use blockchain technology to potentially reduce settlement times: (ii) enabling FCC and the Transfer Agent to track transactions on the Provenance Blockchain; (iii) potentially reducing costs for FCC and ultimately for investors, as compared to traditional intermediated transactions; and (iv) allowing Figure Transferable Certificate investors to transfer Figure Transferable Certificates in peer-to-peer transactions.

Purchases and transfers of FCC’s digital asset securities may be made via a Certificate holder’s electronic “wallet.” Wallets are software applications developed by third parties, including Figure Technologies, which store a Certificate holder’s public and private keys, which permits a user to sign a transaction. Wallets compatible with Certificates may be available as a web-based application, mobile application, desktop application, web browser plugin, or on a hardware-based device. Wallets that are compatible with the Provenance Blockchain and that are approved by FCC may transfer Figure Transferable Certificates to other wallets that are similarly compatible and eligible to hold the Figure Transferable Certificates. There may be a limited number of compatible wallets at any given time. Transactions in Certificates will be recorded on the Provenance Blockchain at the time a transaction is validated and FCC will reconcile peer-to-peer transfers to the official record on at least a daily basis. The Transfer Agent will have real-time access to the Provenance Blockchain ledger in its entirety for purposes of maintaining the official record of ownership.  Peer-to-peer transfers are reconciled to the official record on an at least daily basis.  A peer-to-peer transaction is not final, and thus ownership of the Figure Transferable Certificate is not transferred, until it is recorded in the official record by the transfer agent.

In order to purchase Figure Certificates directly from FCC or to receive transferred Figure Transferable Certificates from another investor, a potential investor must first establish an FCC account with FCC by providing or confirming a wallet address and ensuring that it is approved by FCC (see “Anti-Money Laundering/Know Your Customer”). FCC communicates all approved FCC accounts to the Transfer Agent, which maintains the official record of record holders of Figure Certificates.

The Provenance Blockchain record, which can be used to prove the validity of the transactions, is generally available to the public and will store the complete pseudonymized transaction history from the date of issuance of the Certificates. Only a public-key-derived wallet address will be visible on the Provenance Blockchain. Neither a Certificate holder’s personal identifying information nor the Certificate holder’s “private key” is visible to the public.

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This information will not be publicly accessible so long as the Certificate holder protects the private key from others.  However, the theft or loss of a private key will not necessarily result in unauthorized access to the personal identifying information maintained by the transfer agent in a separate database that is not available to the public.

Public records of all transactions effected in the Figure Certificates will be recorded on the Provenance Blockchain but no transaction can be effected without access to a private key. A Certificate holder’s wallet has a unique public-key derived wallet address that interfaces with the Provenance Blockchain, but a private key is necessary to associate the public key, which represents a blockchain wallet that holds a Certificate or Certificates, with the record owner of those Certificates. Individual investors will be required to maintain their own private keys unless investors utilize a hosted wallet solution, where a third-party wallet provider holds the private key on a user’s behalf. Neither FCC nor the Transfer Agent will hold a Certificate holder’s private key. When a person establishes an approved account with FCC for purposes of acquiring a Certificate, all approved FCC account information will be communicated to the Transfer Agent, which will maintain that person’s personal identifying information in a separate database that is not available to the public.

Unlike certain digital assets, which are not able to be recovered if a holder’s private key is lost or stolen, if a Certificate holder’s private key is lost or stolen, the Certificate holder should promptly contact FCC in writing by email at [_____] and include in such report (i) the Certificate holder’s name, (ii) key identifying information of such Certificate holder and his or her wallet and Provenance Blockchain account, and (iii) information on whether Certificates or a wallet has been lost or suspected to be stolen. Upon receipt of such written notification, FCC will take appropriate action such as investigating the issue and, if appropriate, verifying the Certificate holder’s legitimate ownership of Certificates or verifying the occurrence of the loss alleged in the Certificate holder’s report. FCC may isolate the particular Certificates in the wallet in question, cancel such Certificates, re-authenticate a new wallet per FCC’s approval procedures, and/or reissue the amount and kind of applicable Certificates to the Certificate holder’s new wallet. To the extent any Certificates are revoked by FCC, they will either be taken out of circulation or burned. Neither FCC nor any of its affiliates will be liable to any Certificate holder for Certificate losses that cannot be recovered.

Since the Certificates are digitally-native securities that can only be transferred on a blockchain, FCC and the Transfer Agent will use the Provenance Blockchain as a source of information in the case of a disputed transaction, including in the case of alleged fraud or theft. In such case, investors may engage with FCC and/or the Transfer Agent to resolve the dispute and to update the Provenance Blockchain to reflect any changes resulting from the dispute resolution process. Although the Provenance Blockchain record cannot be changed, FCC is able to issue new Certificates, and FCC and the Transfer Agent are able to block blockchain wallets if a transaction is made in error or if a private key has been lost or stolen, or if Certificates are transferred erroneously or impermissibly. Any necessary adjustments made by FCC or the Transfer Agent will be separately recorded on the Provenance blockchain through subsequent transactions.
Role of FCC’s Transfer Agent
Records of issuances and transactions are viewable on Provenance Blockchain, and record ownership of the Certificates is reflected on the records of the Transfer Agent. The Transfer Agent is regulated by the SEC. The Transfer Agent’s records constitute the official Certificate holder records of FCC and govern the record ownership of Certificates in all circumstances.

The Transfer Agent is also responsible for ensuring that each potential transferee of record ownership of the Certificates in a peer-to-peer transaction has established an FCC account on the books and records of FCC. Since the Transfer Agent is required to authorize all proposed transfers of the Certificates in a peer-to-peer transaction, if a potential transferee of record ownership is not approved on FCC’s records, the potential transfer of Certificates will fail. For more information about the costs and risks of effecting transactions using Provenance Blockchain, see “The Certificates are Digital Asset Securities” and “Digital Asset Securities Risks.”

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Anti-Money Laundering/Know Your Customer

Potential Certificate holders must establish approved accounts with FCC prior to purchasing Certificates, whether directly from FCC or in a peer-to-peer transaction. In order to be approved, each potential Certificate holder must have completed FCC’s Anti-Money Laundering/Know Your Customer (“AML/KYC”) process including documentation required for a Certificate holder to establish an approved account with FCC (see “Anti-Money Laundering/Know Your Customer” and “Purchasing Certificates”).

As part of FCC’s effort to prevent money laundering and terrorist financing, FCC will delegate the administration of AML/KYC policies and procedures to [____], the “AML/KYC Service Provider.” Each potential investor must pass AML/KYC review by the AML/KYC Service Provider before being approved by FCC to open an FCC account and before the potential investor may receive any Figure Certificates. The AML/KYC Service Provider will require a detailed verification of a current or potential Certificate holder’s identity, any beneficial owner underlying the account and the source of the payment for Certificates in connection with such program. By successfully completing this process an investor will be approved for opening an FCC account and holding Certificates.

FCC’s board of directors (the “Board” or the “directors”), FCC, or its delegate reserves the right to request such information as is necessary to verify the identity of a current or potential Certificate holder, including documents to verify identity or contemporaneous photographic evidence, and the underlying beneficial owner of a current or potential Certificate holder’s Certificates. Once the identity of a current or potential Certificate holder is verified, the AML/KYC Service Provider will investigate such current or potential Certificate holder’s compliance with applicable AML/KYC laws. In the event of delay or failure by the Certificate holder to produce any information required for verification purposes by the AML/KYC Service Provider, FCC may refuse to accept or delay the acceptance of payment for the Certificates and/or may require the repurchase of any such Certificate holder’s Figure Certificates. FCC also may suspend the payment of repurchase proceeds or, in the case of a peer-to-peer transaction, payment of accrued interest to a Certificate holder if FCC reasonably deems it necessary to do so to comply with applicable AML/KYC laws or the laws, regulations, or executive orders administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), or other laws or regulations by any person in any relevant jurisdiction. FCC may take one or more of the foregoing actions through the Transfer Agent or the AML/KYC Service Provider.

Each current or potential Certificate holder shall be required to make such representations to the Transfer Agent, AML/KYC Service Provider, or FCC as FCC shall require in connection with FCC’s AML/KYC and OFAC programs, including, without limitation, representations that the current or potential Certificate holder (or any person controlling or controlled by the current or potential Certificate holder; if the current or potential Certificate holder is a privately-held entity, any person having a beneficial interest in the current or potential Certificate holder; or any person for whom the current or potential Certificate holder is acting as agent or nominee in connection with the investment) is not (i) an individual or entity named on any available lists of known or suspected terrorists, terrorist organizations or of other sanctioned persons issued by the U.S. government and the government(s) of any jurisdiction(s) in which FCC is doing business, including the List of Specially Designated Nationals and Blocked Persons administered by OFAC as such list may be amended from time to time; (ii) an individual or entity otherwise prohibited by the OFAC sanctions programs; or (iii) a current or former senior foreign political figure or politically exposed person, or an immediate family member or close associate of such an individual. Further, such current or potential Certificate holder must represent that it is not a prohibited foreign shell bank. Such current or potential Certificate holder will also be required to represent that amounts contributed by it to FCC were not directly or indirectly derived from activities that may contravene U.S. federal, state or international laws and regulations, including, without limitation, any applicable anti-money laundering laws and regulations.

Each current or potential Certificate holder must agree to notify FCC promptly in writing should it become aware of any change in the information set forth in its representations. All current and potential Certificate holders are advised that, by law, FCC may be obligated to “block” (i.e., freeze) the account of such Certificate holder, either by prohibiting additional investments from the Certificate holder, declining to repurchase Certificates from the Certificate holder, suspending the payment of repurchase proceeds, or, in the case of a peer-to-peer transaction, accrued interest payable to the Certificate holder, or segregating the assets in the Certificate holder’s account in compliance with governmental

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regulations. FCC, the AML/KYC Service Provider, and/or the Transfer Agent may also be required to report such action and to disclose the Certificate holder’s identity to OFAC or other applicable governmental and regulatory authorities. If any block on the account or suspension occurs, the Certificate holder’s account will be removed from FCC’s approved accounts. FCC may take one or more of the foregoing actions through the Transfer Agent or the AML/KYC Service Provider.
About FCC’s Control Person and Affiliates
Figure Technologies, a financial technology company founded in 2018, directed the formation of FCC and owns all of the equity of FCC, comprised of 1,000 shares of common stock.  FCC authorized and issued all of its common stock, par value of $0.0001 per share, to Figure Technologies in exchange for $250,000.

In addition to Figure Technologies’ relationship with FCC as a control person, Figure Technologies and its personnel were involved in the initial development of the Provenance Blockchain, through which transactions in Figure Certificates will be facilitated.

Specifically, Figure Technologies and its personnel, including its Chief Executive Officer, Michel Cagney, were primarily responsible for the development and launch of the Provenance Blockchain.

Neither Figure Technologies nor its affiliates presently participate, or expect to participate, in the development and maintenance of the Provenance Blockchain.

Figure Technologies has several subsidiaries, several of which will provide a variety of services that impact the Figure Certificates:

●	[________] provides investment management services to FCC.
●	[________] provides distribution services to FCC.
●	[________] provides transfer agent services to FCC.

FCC will use the Provenance Blockchain Foundation, an entity that is not affiliated with it, as a gas fee service provider. In that role, the Provenance Blockchain Foundation will facilitate gas payments in connection with transactions in Certificates.  While the Provenance Blockchain Foundation is not affiliated with FCC, it has a cooperative relationship with Figure Technologies.

See “Service Providers” for additional information about the above FCC affiliates and the Provenance Blockchain Foundation.

Conflict of Interest
FCC may be subject to conflicts of interest involving its affiliates, including the Transfer Agent, and FCC may enter into relationships with other affiliates, some of which may give rise to potential conflicts of interest. FCC intends to implement policies as necessary or appropriate to address such potential conflicts. Further, FCC’s affiliates will have substantial incentives to see FCC succeed, and merely because an actual or potential conflict of interest exists does not mean that it will be acted upon to the detriment of FCC.

Purchasing Certificates
Important: When you open an FCC account, you must provide your correct Taxpayer Identification Number (TIN), which is your Social Security Number, Individual Taxpayer Identification Number, or Employer Identification Number. See “Taxes on Earnings and Withdrawals.”

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Investors may initiate a purchase of Certificates directly from FCC by completing an account application available through FCC’s web platform at [____].  The account application must be completed electronically and submitted electronically directly to FCC. FCC will not accept account applications via mail, overnight delivery, facsimile or other similar means of delivery. Investors seeking to purchase Certificates must use an electronic “wallet.” Wallets are software applications developed by third parties, including Figure Technologies, which store a wallet holder’s public and private keys. FCC does not currently have a proprietary wallet for use with Certificates. Rather, third-party developed wallets compatible with Certificates may be available as a web-based application, mobile application, desktop application, web browser plugin, or on a hardware-based device. An investor may obtain a wallet independently or FCC will facilitate the acquisition of a wallet. The private key associated with the wallet is held by the investor in self-custody unless the investor chooses to use a custodian to custody their private key. An investor can access their wallet (using a distinct private key) on the Provenance Blockchain to initiate a transaction. An investor’s FCC account is represented by its wallet.

Wallets that are established on the Provenance Blockchain, successfully screened by the AML/KYC Service Provider, and that are approved by FCC may engage in Certificate transactions. In addition to the wallet provided by Figure Technologies, any CosmosSDK wallet should be compatible with the Provenance Blockchain. That said, there may be a limited number of compatible wallets at any given time. FCC has not entered into any agreements or arrangements with any of its affiliates to promote Figure Technologies’ wallet. Neither the wallet offered by Figure Technologies nor any other CosmosSDK wallet provider presently charges fees for the use of their wallets.

Upon receipt of the completed account application, FCC will share the account application with the AML/KYC Service Provider, which, in compliance with the USA Patriot Act of 2001, will verify certain information on the account application as part of FCC’s AML/KYC program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may email [_____] for additional assistance when completing an application. If the AML/KYC Service Provider does not have a reasonable belief of the identity of an investor, FCC will reject the account or if the investor is already a Certificate holder, the Certificate holder will not be allowed to perform a transaction on the account until additional information is received. FCC reserves the right to close such an account within five business days if clarifying information and documentation is not received. If the AML/KYC Service Provider establishes a reasonable belief of the identity of an investor, FCC will approve the investor’s account, or if the investor is already a Certificate holder, the Certificate holder will be allowed to perform the requested transaction on the account. Potential or current Certificate holders must be approved by FCC prior to purchasing Certificates, whether directly from FCC or in a peer-to-peer transaction.

Purchasing Directly From FCC
Figure Certificates can be purchased directly from FCC through the Figure online portal (via its wallet interface) in two ways: (1) by wire; or (2) by ACH.

Online Portal
The online portal is accessible at: [______].  Follow the directions on the online portal to complete your purchase.

By Wire
Before sending a wire, investors must contact FCC to advise FCC of the investor’s intent to wire funds. FCC reserves the right to reject wires sent without prior notice. FCC’s receipt of funds will be treated as the time of investment. You may wire funds to:
[____]

By ACH
Investors may send funds to FCC through ACH.  [Instructions] FCC’s receipt of funds will be treated as the time of investment.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Peer-to-Peer Transactions

Figure Transferable Certificates can be transferred in peer-to-peer transactions, and a complete record of such transactions is viewable on the Provenance Blockchain. Although records of peer-to-peer transactions are viewable on Provenance, record and beneficial ownership of the Figure Transferable Certificates is reflected on the records of the Transfer Agent. The Transfer Agent’s records constitute the official Figure Transferable Certificate holder records and govern the record ownership of Figure Transferable Certificates in all circumstances.

Peer-to-peer transactions do not have to occur at a Figure Transferable Certificate’s face amount ($0.01/Certificate) and there is no minimum number of Figure Transferable Certificates that can be transferred in a peer-to-peer transaction. Instead, individual participants in peer-to-peer transactions on the Provenance Blockchain will negotiate the price at which such transactions will occur and the number of Figure Transferable Certificates that will transfer. Using blockchain in this fashion is relatively new and untested in the registered investment company market. FCC therefore anticipates that there will initially be low or no volume in peer-to-peer transactions for Figure Transferable Certificates, which will likely cause greater price volatility in these transactions. Only those wallets that are established on the Provenance Blockchain and that successfully complete the AML/KYC process through the AML/KYC Service Provider and are approved by FCC are eligible to transfer Figure Transferable Certificates to other wallets, which must be similarly established and eligible to hold the Figure Transferable Certificates (i.e., have completed AML/KYC).

Generally, users of the Provenance Blockchain generally must pay transaction fees (otherwise known as “gas fees”) in the form of “Hash,” the native digital asset for the operation of Provenance Blockchain, to the Provenance Blockchain network as part of the transaction validation process. Gas is collected by the nodes that validate the network and is intended to protect the Provenance Blockchain from frivolous or malicious computational tasks. Investors that purchase Certificates from FCC, submit Certificates to FCC for surrender, or initiate peer-to-peer transactions in Certificates will not have to pay any gas fees required by the Provenance Blockchain network. All gas fees involving the Certificates will be paid by FCC, using the services of the Provenance Blockchain Foundation as a gas fee service provider.

Withdrawal (Surrender)
You may request a withdrawal by surrendering your Certificate at any time.

You may request a withdrawal through the Figure online portal (via its wallet interface) in two ways: (1) by wire; or (2) by ACH.

Online Portal
The online portal is accessible at: [______].  Follow the directions on the online portal to complete the surrender of your Certificate(s).

By Wire
To surrender by wire, you may contact FCC at the following email address:
[____]

By ACH
To surrender by ACH, you may contact FCC at the following email address:
[____]

For More Information

For information on purchases, peer-to-peer transfers, withdrawals, proper instructions, and other service questions regarding your Certificate, please contact us at the following email address: [______].

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How Your Money is Used and Protected
Backed by FCC’s Assets

FCC backs its Certificates by investing the money received and keeping the invested assets on deposit with its custodian. The investments generate interest and dividends, out of which FCC pays:

•	interest to certificate owners; and

•
various expenses, including taxes, fees to its affiliates for advisory and other services, gas fees, distribution fees, selling agent fees to selling agents, custody fees, transfer agent fees, and gas fee service provider fees.

Taxes on Earnings and Withdrawals
The following is a general description of the federal income tax consequences of holding Certificates. This description applies to cash-method individual taxpayers holding a Certificate in a taxable account. Individual tax circumstances vary. The following does not address the full tax consequences of ownership of a certificate through an IRA, 401(k) or other tax qualified retirement plan account, does not address the taxation of Certificates under state, municipal, or foreign law, and does not cover all tax consequences arising from the ownership of a Certificate. It is possible that changes in tax laws or interpretations may result in changes to the taxation of Certificates or tax reporting for Certificates. The tax consequences described in this prospectus are based on the issuer’s interpretation of current law, based on the assumption that Certificates should be subject to taxation in a manner similar to comparable financial products. The issuer has not received an IRS ruling, or an opinion of counsel verifying the tax consequences described herein. As always, before purchasing a Certificate, you should consult your own tax advisor as to all tax consequences of certificate ownership.

Taxation of Certificates

The taxation of Certificates varies by product. The Internal Revenue Code of 1986, as amended, (the “Code”) and Treasury Regulations do not specifically address the taxation of financial products with all of the unique features of the Certificates. The following summary of the original issue discount (“OID”) rules is one possible interpretation of the tax rules that could apply to these Certificates, and we will apply these OID rules to the Certificates.

Under the OID rules, payments that are contingent upon future events, such as interest on the Figure Installment Certificates, could be considered OID instead of qualified stated interest (“QSI”). Non-cash payments of interest (such as interest paid in the form of additional Certificates with respect to the Figure Transferable Certificates) are generally considered OID. OID must be accrued and taxed annually as interest income. Consequently, a taxpayer (including a cash-basis taxpayer) is taxed in a year on the amount of OID accrued for that year rather than actual payments credited to the account.  As a result, a Certificate holder may recognize taxable income in excess of the cash interest paid with respect to the Certificates. Certificate holders may be required to fund tax liabilities with respect to the Certificates by timely redeeming or selling Certificates or with cash from sources unrelated to the Certificates.

We consider the Certificates to be a contingent payment debt instrument (“CPDI”), subject to the non-contingent bond method, which requires Certificate holders to accrue OID on the Certificate at a constant yield over the Certificate’s term, as if the Certificate was a fixed interest rate product. The amount of OID accrued in each year is based on the “comparable yield” and the “projected payment schedule” for the Certificate, which we will provide upon request. The comparable yield and the projected payment schedule are used only for tax purposes, and are not representations of the actual yield or actual payments on a Certificate. The projected amount of each contingent payment (including participation interest and minimum interest), as of the date of issuance, is used to determine the rate of OID accrual.

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The projected amount of each contingent payment is based on market information, if available. If the contingent payments are greater than the amount of OID accrued, the difference is treated as additional OID. If a contingent payment is less than the projected payment the difference is treated first as an offset to OID accruing in the year of the contingent payment, and any excess is treated as an ordinary loss, to the extent of net OID accrued in prior years. A Certificate’s basis is adjusted as OID accrues, including adjustments to OID during the Certificate’s term and adjustments to OID at term-end.

Certain high-income individuals (as well as estates and trusts) are subject to a 3.8% net investment income surtax. For individuals, the 3.8% tax applies to the lesser of (1) the amount by which the taxpayer’s modified adjusted gross income exceeds certain threshold amounts or (2) the taxpayer’s “net investment income.” For this purpose, net investment income includes interest and OID (if any) on Certificates.

Tax Reporting

Each calendar year we provide the certificate owners and the IRS with reports of all interest and OID of $10 and above credited or accrued to certificate owners’ accounts on Form 1099-INT, Interest Income, or Form 1099-OID, Original Issue Discount, as appropriate. Withdrawals are reported to certificate owners and the IRS on Form 1099-B, Proceeds from Broker and Barter Exchange Transactions, because a surrender or redemption from a Certificate is treated as a sale of a security. The adjusted basis of a Certificate will be reported to Certificate owners and the IRS on Form 1099-B. The tax reporting for interest income on a Certificate may vary by product.

Foreign Investors

U.S. law requires withholding and reporting on certain transactions on accounts owned by foreign investors, including nonresident aliens and foreign entities. The IRS requires that these investors certify non-U.S. status and, if applicable, treaty eligibility, by completing one of the Forms W-8, available at www.irs.gov. Foreign investors must provide us with one of the Forms W-8. Failure to provide Form W-8 may result in backup withholding on interest, OID, withdrawals, and redemptions. Other rules will require additional reporting for foreign entities, such as foreign financial institutions.

Interest and OID on your Certificate is “portfolio interest” as defined in Section 871(h) of the Code. Portfolio interest received by a nonresident individual or a foreign corporation from sources within the United States is generally not subject to U.S. tax. Even though your interest income and OID may not be taxed by the U.S. government, it will be reported at year end to you and to the U.S. government on a Form 1042-S, Foreign Person’s U.S. Source Income Subject to Withholding. The United States participates in various tax treaties with foreign countries, which provide for sharing of tax information between the United States and such foreign countries.

Under the Foreign Account Tax Compliance Act (“FATCA”), Sections 1471 to 1474 of the Code, and Treasury Regulations, a withholding agent may be required to withhold 30% of distributions to (i) a foreign financial institution (including non-U.S. investment funds) unless such foreign financial institution agrees to verify, report, and disclose certain of its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address, and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specific requirements.
The U.S. Treasury Department has proposed regulations that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the sale or disposition of financial instruments of a type which can produce U.S. source interest or dividends. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization, and the discussion above assumes the proposed regulations will be finalized in their proposed form with retroactive effect.

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Your TIN and Backup Withholding

As with any financial account you open, as a U.S. taxpayer (including a U.S. citizen, resident alien, and sometimes a U.S. entity), you must list your correct TIN, which is generally your Social Security Number, Individual TIN, or Employer Identification Number. You must certify your TIN under penalties of perjury on your application when you open an account.

If you don’t provide and certify the correct TIN, you could be subject to backup withholding or FATCA withholding as a presumed foreign entity. You could also be subject to backup withholding because you failed to report interest on your tax return as required. You could also be subject to IRS penalties, such as:

●	a $50 penalty for each failure to supply your correct TIN;
●	a civil penalty of $500 if you make a false statement that results in no backup withholding; and
●	criminal penalties for falsifying information.

If you are not a U.S. taxpayer, you must provide the appropriate IRS Form W-8 to certify your non-U.S. status. There are various Forms W-8 for different types of taxpayers, including Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals).

For details on TIN requirements or for forms to certify your U.S. or non-U.S. status, ask your financial advisor or contact the FCC office. You also may obtain Form W-9, Request for Taxpayer Identification Number and Certification, or Form W-8 on the internet at irs.gov.

Retirement Accounts

If Certificates are held in an IRA or other qualified plan account, certain income tax rules apply to withdrawals.

Income Tax Withholding. When you take a distribution from an IRA, 10% of the amount must be withheld for federal income taxes, unless you elect not to have the tax withholding apply. When you take a distribution from a qualified plan account, such as a 401(k), 20% of the amount must be withheld for federal income taxes unless the distribution is directly rolled over to another qualified plan or IRA. Distributions that are not eligible to be rolled over, such as required minimum distributions, are not subject to 20% mandatory withholding but may be subject to the 10% withholding described above.

The federal income tax withholding requirements differ if we deliver payment outside the United States or you are a foreign investor.

Tax Penalties. In general, distributions from IRAs and other qualified plan accounts are also subject to a 10% premature distribution penalty tax unless the distribution is made after age 59 1⁄2 or to your beneficiaries following your death, or you are disabled. Other exceptions may also apply.

Consult your tax advisor to see how these rules apply to you before you request a distribution from your plan or IRA. The Certificates may not be available for all types of retirement accounts.
Use of Proceeds
FCC’s business activities consist entirely of the issuance and servicing of the Certificates and the investment of the proceeds received from the sale of its Certificates in securities and other assets, such as futures and swaps (as well as other commodity interests), and hard assets such as real estate and metals (as well as other commodities). The profitability of FCC’s operations is determined by the difference between (1) the amount of FCC’s earnings on its investment portfolio and (2) the sum of its liabilities (e.g., payment of face amount of outstanding Certificates) and its expenses (e.g., the interest it agrees to pay, taxes, and its investment and operating expenses, such as, but not limited

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to, investment advisory fees, brokerage costs, gas fees, custodial expenses, disinterested director fees, and distribution fees).

Investment Policies
[______] (the “Adviser”) serves as FCC’s investment adviser and invests the assets in FCC’s portfolio in accordance with FCC’s investment policy and applicable law.  The following policies currently govern the Adviser’s investment decisions.

INVESTMENT COMPANY ACT REQUIREMENTS:

Reserves
The Investment Company Act requires FCC to maintain a portion of the payments that FCC receives in connection with sales of the Certificates as reserves. The purpose of these reserves is to ensure that FCC has enough assets to meet its obligations under the Certificates. The Investment Company Act also requires that reserves are invested in investments of a kind that District of Columbia life insurance companies can invest in or hold (“Qualified Investments”).  In addition, the Investment Company Act prohibits FCC from declaring or paying dividends to our shareholders in excess of certain limits unless FCC meets its reserve requirements. FCC maintains all of its assets, including its reserves, with the Custodian. Requirements that apply to FCC’s reserves may not apply to assets that FCC holds in excess of its reserves (“Excess Assets”).  FCC invests its reserves in accordance with the percentage limitations provided by the Code of the District of Columbia, including the general 3% diversification limitation as well as the limitations applicable to "medium grade" and "lower grade" investments.

Qualified Investments
The Investment Company Act requires that FCC’s reserves be held in cash or invested in investments that are Qualified Investments.  Qualified Investments under the Code of the District of Columbia (the “DC Code”) include the investments listed below. The DC Code also limits investments in certain types of Qualified Investments, such that FCC expects the largest portion of its portfolio to be invested in “high grade” fixed-income securities.

Valuation of FCC’S Assets
FCC generally is required to use amortized cost for the purpose of valuing its investments. Amortized cost is determined by systematically increasing the carrying value of a security if acquired at a discount or reducing the carrying value if acquired at a premium, so that the carrying value is equal to the security’s maturity value on the maturity date. The amortized cost of an investment may not be equivalent to the market value of such investment. Therefore, if FCC sells investments it may receive less than amortized cost.

Excess Assets
The Investment Company Act does not restrict the investments a face-amount certificate company may hold as Excess Assets.  FCC intends its Excess Assets to consist primarily of [___________].

INVESTMENTS:

Fixed Income Securities
Fixed-income securities pay interest, dividends or distributions at a specified rate. The rate may be a fixed percentage of the principal or may be adjusted periodically. Investments in fixed income securities may include securities with variable and floating rates.  In addition, the issuer of a fixed-income security must repay the principal amount of the security, normally within a specified time. Fixed-income securities provide more regular income than equity securities. However, the returns on fixed-income securities are limited and normally do not increase with the issuer’s earnings. This limits the potential appreciation of fixed-income securities as compared to equity securities. A security’s yield measures the annual income earned on a security as a percentage of its price. A security’s yield will increase or decrease depending upon whether it costs less (a “discount”) or more (a “premium”) than the principal amount. If the issuer may redeem the security before its scheduled maturity, the price and yield on a discount or premium security

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may change based upon the probability of an early redemption. Securities with higher risks generally have higher yields. The following describes the types of fixed-income securities in which FCC principally invests:

Corporate Debt Securities (A Type of Fixed-Income Security)
Corporate debt securities are fixed-income securities issued by businesses. Notes, bonds, debentures and commercial paper are the most prevalent types of corporate debt securities. FCC may also purchase interests in bank loans to companies.

Commercial Paper (A Type of Corporate Debt Security)
Commercial paper is an issuer’s obligation with a maturity of less than nine months. Companies typically issue commercial paper to pay for current expenditures. Most issuers constantly reissue their commercial paper and use the proceeds (or bank loans) to repay maturing paper. If the issuer cannot continue to obtain liquidity in this fashion, its commercial paper may default.

Demand Instruments (A Type of Corporate Debt Security)
Demand instruments are corporate debt securities that require the issuer or a third party, such as a dealer or bank (the “Demand Provider”), to repurchase the security for its face value upon demand. Some demand instruments are “conditional,” so that the occurrence of certain conditions relieves the Demand Provider of its obligation to repurchase the security. Other demand instruments are “unconditional,” so that there are no conditions under which the Demand Provider’s obligation to repurchase the security can terminate.

Bank Instruments (A Type of Fixed-Income Security)
Bank instruments are unsecured, interest-bearing deposits with banks. Bank instruments include, but are not limited to, bank accounts, time deposits, certificates of deposit and banker’s acceptances. Yankee instruments are denominated in U.S. dollars and issued by U.S. branches of foreign banks. Eurodollar instruments are denominated in U.S. dollars and issued by non-U.S. branches of U.S. or foreign banks. FCC will not invest in instruments of domestic and foreign banks and savings and loans unless they have capital, surplus and undivided profits of over $100,000,000, or if the principal amount of the instrument is insured by the Bank Insurance Fund or the Savings Association Insurance Fund which are administered by the Federal Deposit Insurance Corporation. These instruments may include Eurodollar Certificates of Deposit, Yankee Certificates of Deposit and Eurodollar Time Deposits.

Asset-Backed Securities (A Type of Fixed-Income Security)
Asset-backed securities are payable from pools of obligations other than mortgages. Most asset-backed securities involve consumer or commercial debts with maturities of less than 10 years. However, almost any type of fixed-income assets (including other fixed-income securities) may be used to create an asset-backed security. Asset-backed securities may take the form of commercial paper, notes or pass-through certificates. Asset-backed securities have prepayment risks.

Government Securities (A Type of Fixed-Income Security)
Government securities are issued or guaranteed by a federal agency or instrumentality acting under federal authority. Some government securities, including those issued by Ginnie Mae, are supported by the full faith and credit of the United States and are guaranteed only as to the timely payment of interest and principal. Other government securities receive support through federal subsidies, loans or other benefits, but are not backed by the full faith and credit of the United States. For example, the U.S. Treasury is authorized to purchase specified amounts of securities issued by (or otherwise make funds available to) the Federal Home Loan Bank System, Freddie Mac and Fannie Mae in support of such obligations. Some government agency securities have no explicit financial support, and are supported only by the credit of the applicable agency, instrumentality or corporation. The U.S. government has provided financial support to Freddie Mac and Fannie Mae, but there is no assurance that it will support these or other agencies in the future. FCC treats mortgage-backed securities guaranteed by a federal agency or instrumentality as government securities. Although such a guarantee helps protect against credit risk, it does not eliminate it entirely or reduce other risks.

Treasury Securities (A Type of Fixed-Income Security)
Treasury securities are direct obligations of the federal government of the United States.

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Callable Securities (A Type of Fixed-Income Security)
Certain fixed-income securities in which FCC invests are callable at the option of the issuer. Callable securities are subject to call risks.

Municipal Securities (A Type of Fixed-Income Security)
Municipal securities are issued by states, counties, cities and other political subdivisions and authorities. Although many municipal securities are exempt from federal income tax, FCC may invest in taxable municipal securities.

Foreign Securities
Foreign securities are securities of issuers based outside the United States. FCC considers an issuer to be based outside the United States if:

●	it is organized under the laws of, or has its principal office located in, another country;
●	the principal trading market for its securities is in another country; or
●
it (directly or through its consolidated subsidiaries) derived in its most current fiscal year at least 50% of its total assets, capitalization, gross revenue or profit from goods produced, services performed or sales made in another country.

Along with the risks normally associated with domestic securities of the same type, foreign securities are subject to risks of foreign investing.

Credit Enhancement
The Fund may invest in securities that have credit enhancement. Credit enhancement consists of an arrangement in which an entity agrees to pay amounts due on a fixed-income security if the issuer defaults. In some cases, the entity providing credit enhancement makes all payments directly to the security holders and receives reimbursement from the issuer. Normally, the credit enhancement provider may have greater financial resources and liquidity than the issuer. For this reason, the Adviser may evaluate the credit risk of a fixed-income security based solely upon its credit enhancement. Common types of credit enhancement include guarantees, letters of credit, bond insurance and surety bonds. Credit enhancement also includes arrangements where securities or other liquid assets secure payment of a fixed-income security. If a default occurs, these assets may be sold and the proceeds paid to the security’s holders. Either form of credit enhancement reduces credit risks by providing another source of payment for a fixed-income security. The Adviser evaluates credit enhancements based on its own credit assessment standards and analysis.

Investing in Securities of Other Investment Companies
FCC may invest its assets in shares of other investment companies as an efficient means of implementing its investment strategies, managing its uninvested cash and/or other investment reasons consistent with FCC’s investment objective and investment strategies. These investments may include, to the extent permissible, shares of affiliated investment companies, such as affiliated money market funds. Other investment companies are managed independently of FCC and incur additional fees and/or expenses which would, therefore, be borne indirectly by FCC in connection with any such investment. These investments also can create conflicts of interest for the Adviser to FCC and the investment adviser to the acquired fund. For example, a conflict of interest can arise due to the possibility that the Adviser to FCC could make a decision to redeem FCC’s investment in the acquired fund. In the case of an investment in an affiliated fund, a conflict of interest can arise if, because of FCC’s investment in the acquired fund, the acquired fund is able to garner more assets, thereby growing the acquired fund and increasing the management fees received by the investment adviser to the acquired fund, which would either be the Adviser or an affiliate of the Adviser. However, the Adviser believes that the benefits and efficiencies of making any permissible investments in other investment companies should outweigh the potential additional fees and/or expenses and resulting conflicts of interest. Any additional fees and/or expenses associated with FCC’s investment in affiliated money market funds will be waived such that FCC’s shareholders will not be negatively impacted. FCC will be subject to the investment limitations provided by Section 12(d)(1)(A) of the Investment Company Act with respect to investments in securities of other investment companies.

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Real estate
FCC may invest in real estate.  FCC may also invest in mortgage loans secured by real estate, so long as certain underwriting conditions are met.

Commodities
FCC does not intend to purchase or sell commodities or commodity contracts.

Equity Index Options and Other Derivatives
FCC may invest in equity index options and other derivatives for hedging or occasionally on a speculative basis.  Equity index options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) an underlying equity market index on or before a specified future date at a specified price. FCC utilizes equity index options in other hedging relationships.  The writer of an option has the obligation, upon exercise of the option, to cash settle upon payment of the exercise price (in the case of a call) or to cash settle and pay the exercise price (in the case of a put).

FCC may also use other derivatives such as futures, options and swaps in order to hedge various investments or for risk management. When these instruments are included in FCC’s reserves, FCC’s use will be limited by the requirements of the provisions of the Code of the District of Columbia that apply to District of Columbia life insurance companies. hedging/speculation etc. For additional information, see “Reserves.”

OTHER INVESTMENTS, TRANSACTIONS, TECHNIQUES:

Additional Information Regarding the Security Selection Process
As part of analysis in its security selection process, among other factors, the Adviser also evaluates whether environmental, social and governance factors could have a positive or negative impact on the risk profiles of many issuers or guarantors in the universe of securities in which FCC may invest. The Adviser may also consider information derived from active engagements conducted by its in-house stewardship team with certain issuers or guarantors on environmental, social and governance topics. This qualitative analysis does not automatically result in including or excluding specific securities but may be used by the Adviser as an additional input in its primary analysis.

Repurchase Agreements
Repurchase agreements are transactions in which FCC buys a security from a dealer or bank and agrees to sell the security back at a mutually agreed-upon time and price. The repurchase price exceeds the sale price, reflecting FCC’s return on the transaction. This return is unrelated to the interest rate on the underlying security. FCC will enter into repurchase agreements only with banks and other recognized financial institutions, such as securities dealers, deemed creditworthy by the Adviser. FCC’s custodian will take possession of the securities subject to repurchase agreements. The Adviser or custodian will monitor the value of the underlying security each day to ensure that the value of the security always equals or exceeds the repurchase price. Repurchase agreements are subject to credit risks.

Borrowing money
From time to time, FCC may establish a line of credit with banks if management believed borrowing is necessary or desirable. FCC may pledge some of its assets as security. Any such indebtedness will be short-term in nature.

Underwriting
FCC does not intend to engage in the public distribution of securities issued by others. However, if FCC purchases unregistered securities and later resell them, FCC may be considered an underwriter (selling securities for others) under federal securities laws.

Lending securities
Through FCC’s custodian and/or its lending agent, FCC may lend some of its securities to broker-dealers and receive cash or certain securities equal to at least 100% of the market value of the securities as collateral. FCC may invest cash received as collateral in short-term securities or in a money market fund. If the market value of the loaned securities goes up, the borrower pays us additional cash. During the course of the loan, the borrower makes cash

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payments to us equal to all interest, dividends and other distributions paid on the loaned securities. The Adviser will try to vote these securities if a major event affecting FCC’s investment is under consideration. The Adviser expects that outstanding securities loans will not exceed [33 1⁄3%] of FCC’s assets.

Concentration and Portfolio Turnover
There are no restrictions on concentration of investments in any particular industry or group of industries or on rates of portfolio turnover.

FCC’s Service Providers
SERVICE PROVIDERS
In connection with FCC’s business of issuing and distributing Certificates and managing the assets that back the Certificates, it utilizes a number of service providers. FCC has entered into agreements with several entities, many of which are affiliated with FCC, to provide asset management and administrative services, distribution, transfer agent services, anti-money laundering/know-your-customer services, and custody.

Investment Adviser
Under the Investment Advisory Agreement, [________] (the “Adviser”) acts as our investment adviser and is responsible for:
●	making specific investment recommendations, and
●	executing purchase and sale orders according to our policy of seeking to obtain the best price and execution.

All these activities are subject to direction and control by our Board and officers. Our agreement with the Adviser requires annual renewal by our board, including a majority of directors who are not interested persons of the Adviser or FCC, as determined under the Investment Company Act.

For its services, FCC pays the Adviser a [monthly] management fee, equal on an annual basis to [__%], of the average daily net invested assets of FCC for the month.

Net invested assets are determined using Generally Accepted Accounting Principles (GAAP) and include the following items:
●	cash and cash equivalents;
●	accounts receivable for interest and dividends and securities sold;
●	accounts payables for invested assets purchased;
●	securities available for sale (including any segregated assets);
●	trading securities;
●	purchased equity index options;
●	written equity index options; and
●	mortgages.

Bank loans and accounts receivable for incoming purchases of Certificates are deducted from total assets to arrive at net invested assets. In addition to the monthly management fee based on net invested assets, the Adviser also receives a fee for managing and servicing bank loans.  That fee is [_]% of the book value of the bank loans, paid on an annual basis.

The management fee is not paid out of reserves.

Other expenses payable by FCC: In addition to the investment management services described above, the Investment Advisory and Services Agreement also provides that FCC pays: [________].

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Administrator

Under the Administration Agreement between [_______] and FCC, [____] receives compensation for the administrative services, as follows: [___________].

Gas Fee Service Provider
Pursuant to an agreement with FCC (the “Gas Fee Services Agreement”), Provenance Blockchain Foundation facilitates FCC’s payment of gas fees incurred in connection with Certificate transactions. Under the terms of the Gas Fee Services Agreement, FCC, which does not hold Hash, will either (i) make prepayments in U.S. dollars to Provenance Blockchain Foundation for expected gas fees for investor transactions or (ii) make payments in U.S. dollars to Provenance Blockchain Foundation for gas fees incurred for investor transactions upon receipt of invoices from Provenance Blockchain Foundation. Provenance Blockchain Foundation converts U.S. dollars received from FCC to Hash, and uses the Hash to pay for Certificate transaction gas fees on the Provenance Blockchain.

Distributor
Under the Distribution Agreement between FCC and [_____], [_____] receives compensation for the distribution of Figure Certificates as follows:

●	For Figure Transferable Certificates:
o	[_]% of the initial investment on the issue day of the Certificate, and
o	[_]% of the Certificate’s reserve at the beginning of the second and subsequent quarters from issue date.

●	For Figure Installment Certificates:
o	[_]% of the initial investment on the issue day of the Certificate, and
o	[_]% of the Certificate’s reserve at the beginning of the second and subsequent quarters from issue date.

The distribution fee is not assessed to your Certificate account. FCC will pay for the distribution of the Certificates. As a result, distribution fees are  not assessed to your Certificate account, do not reduce the amount of your investment and/or the number of Certificates received upon investment, and, in the case of Figure Installment Certificates, are not assessed on additional annual installment payments.

FCC may pay distributors additional compensation for distribution activities under certain circumstances. From time to time, FCC may pay or permit other promotional incentives, in cash or credit or other compensation.

Transfer Agent
Under the Transfer Agency Agreement, [_______], maintains Certificate owner accounts and records. FCC pays [_______] a [___] fee of [____] of $[_] per Certificate owner account for this service.

AML/KYC Service Provider
Under the AML/KYC Service Provider Agreement, [_____] conducts anti-money laundering and know-your-customer reviews on all Certificate investors as set forth in FCC’s Anti-Money Laundering/Know Your Customer Program. FCC pays [______] a [____] fee of [____] of $[_] per review for this service.

Custodian
Under the Custody Agreement, [___] holds FCC’s assets in custody for the benefit of FCC. FCC pays [_] fees based on the assets held in custody for FCC as well as per transaction charges for certain types of transactions and out-of-pocket expenses. The agreement authorizes [___] to enter into subcustodial arrangements with other banks.

Independent Registered Public Accounting Firm
Under the Accounting Agreement, [___] is responsible for reviewing [________]. FCC pays [__] fees based on [____].

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

DIRECTORS AND OFFICERS

The nomination and selection of the independent directors, directors who are not “interested persons” of FCC as defined in the Investment Company Act, is committed to the discretion of the incumbent independent directors. The full slate of directors is then submitted to FCC’s sole shareholder, Figure Technologies. The sole shareholder elects the board of directors that oversees FCC’s operations. The board annually elects the chairman and FCC’s executive officers for a term of one year.

Experience and Qualifications
The following is a summary of the experience, qualifications, attributes and skills of each director that were among the criteria that led to the conclusion that each director possesses the appropriate qualifications to serve as a director in light of FCC’s business and structure.

Independent Board Members

Name, address, age	Position held with FCC and length of service	Principal occupations during past ten years	Other directorships	Committee memberships
[_]	[_]	[_]	[_]	[_]

Board Member Affiliated with Figure Certificate Company*

Position held with FCC and length of service	Principal occupations during past ten years	Other directorships
[_]	[_]	[_]

*Interested person by reason of being an officer, director and/or employee of Figure Certificate Company or its affiliates.

Board Structure and Oversight
FCC’s Board manages the business affairs of FCC. The directors establish policies and review and approve contracts and their continuance. The directors regularly request and/or receive reports from the Adviser, FCC’s other service providers, and FCC’s Chief Compliance Officer (“CCO”). The Board is comprised of [_] directors, [_] of whom (including the chairman) are independent directors. FCC’s day-to-day operations are managed by its officers, the Adviser, and FCC’s other service providers.

Audit Committee. The Board has established an Audit Committee comprised of [_] independent directors. The Audit Committee is responsible for monitoring FCC’s accounting policies, financial reporting and internal control system, monitoring the work of FCC’s independent accountants and providing an open avenue of communication among the independent accountants, FCC’s management, and the Board.

The Board and the Audit Committee meet periodically throughout the year to review FCC’s activities, including, among others, valuation matters and compliance with regulatory requirements, and to review contractual arrangements with service providers.

On at least a quarterly basis, the Board meets with FCC’s CCO to discuss issues related to portfolio compliance and, on at least an annual basis, receives a report from the CCO regarding the effectiveness of FCC’s compliance program. In addition, the Board receives reports from the Adviser on the investments and securities trading of FCC, as well as reports on reserve levels. The Board also receives reports from FCC’s primary service providers on a periodic or regular basis, including the Adviser as well as FCC’s Custodian, Distributor, AML/KYC Service Provider, and Transfer Agent.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Officers

Name, address, age	Position held with FCC and length of service
[_]	[_]

Compensation

Directors

Each director who is not an interested person of FCC receives an annual retainer of $[______] for serving on the Board, an annual retainer of $[____] for serving on one or more committees of the Board, and a $[____] fee for each regular or special Board meeting he or she attends. The directors also receive reimbursement for their expenses incurred in attending any meeting of the Board.

Officers

All of our current named executive officers are at-will employees and set forth below is a summary of the current terms of their compensatory arrangements.

[_]

Indemnification

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling FCC, FCC has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Management's Discussion and Analysis of Financial Condition and Results of Operations
FCC is newly formed and has not commenced operations. While it has included financial statements in this registration statement, as a result of not having commenced operations, it does not have any financial information on which to assess FCC's financial condition or results of operations.

AVAILABLE INFORMATION

This prospectus is part of a registration statement we file with the SEC. Additional information on FCC and Figure Certificates is available in the registration statement and other materials we file. You can obtain copies of these materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In addition to this prospectus, information incorporated by reference is available on the EDGAR Database on the SEC’s internet site at sec.gov.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Quick telephone reference

[phone number]	Figure Certificate Company Customer service
Figure Certificate Company
650 California Street, Suite 2700
San Francisco, CA 94108
Website address: [______]
Distributed by [______]
Registration No. 377-06683

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item Number

Item 13. Other Expenses of Issuance and Distribution.

The expenses in connection with the issuance and distribution of the securities being registered are to be borne by the registrant. There are currently no expenses for issuance and distribution other than gas fees. The estimated monthly gas fees is 0.05%‑0.07% of net invested assets.

Item 14. Indemnification of Directors and Officers.

The By-Laws of Figure Certificate Company provide that it shall indemnify any person who was or is a party or is threatened to be made a party, by reason of the fact that he was or is a director, officer, employee or agent of the company, or was or is serving at the direction of the company, or any predecessor corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to any threatened, pending or completed action, suit or proceeding, wherever brought, to the fullest extent permitted by the laws of the state of Delaware, as now existing or hereafter amended.
Various agreements that Figure Certificate Company has entered or will enter into contain provisions for the indemnification of Figure Certificate Company's officers and directors to the extent permitted by applicable law. These agreements have been filed as exhibits to this Registration Statement, and are hereby incorporated by reference into this Item 14 to the extent necessary.

Item 15. Recent Sales of Unregistered Securities.

The disclosure set forth under the heading “Capital Structure” in the Prospectus contained herein is hereby incorporated by reference in response to this Item 15.  Figure Certificate Company issued the shares described therein in reliance upon the exemption set forth in Section 4(a)(2) of the Securities Act of 1933 for transactions not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules. [To be filed in subsequent filings.]

(a)	Exhibits

1(a)	Distribution Agreement between Figure Certificate Company and [_____],dated [date].

2	Not Applicable.

3(a)	Certificate of Incorporation of Figure Certificate Company, dated [date].

3(b)	By-Laws of Figure Certificate Company.

4	Not Applicable.

5	An opinion and consent of counsel as to the legality of the securities being registered.

6 through 9 None.

10(a)	Investment Advisory Agreement, dated [date], between Figure Certificate Company and [____], dated [date].

10(b)	Administration and Services Agreement, dated [date], between Figure Certificate Company and [Administrator].

10(c)	Custodial Agreement, dated [date], between Figure Certificate Company and [Custodian].

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

10(d) 10(e)	Transfer Agent Agreement, dated [date], between Figure Certificate Company and [Transfer Agent]. AML/KYC Service Provider Agreement, dated [date], between Figure Certificate Company and [_____].

 11 through 13 None

14(a)	Code of Ethics under Rule 17j-1 for Figure Certificate Company effective [date].

14(b)	Code of Ethics adopted under Rule 17j-1 for Figure Certificate Company’s investment adviser, effective on or about [date].

14(c)	Code of Ethics under Rule 17j-1 for Figure Certificate Company’s underwriter, dated [date].

15 through 22 None

23	Consent of Independent Registered Public Accounting Firm (name of accountant).

24(a)	Directors’ Power of Attorney, dated [date].

24(b)	Power of Attorney, dated [date].

25 through 27 None.

(b)	None.

Item 17. Undertakings.

The undersigned registrant hereby undertakes that:
(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on [date].

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

FIGURE CERTIFICATE COMPANY

By:	/s/
[name]
[title]

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on [date].

Signature	Capacity

/s/	Chief Executive Officer and Director
Michael S. Cagney	(Principal Executive Officer)

/s/	[Title]
[name]	(Principal Financial Officer)

/s/	[Title]
[name]	(Principal Accounting Officer)

/s/ *	Director
[name]

/s/ *	Director
[name]

/s/ *	Director
[name]

/s/ *	Director
[name]

*	Signed pursuant to Directors’ Power of Attorney, dated [date], filed electronically herewith as Exhibit 24(a) to Registrant’s Initial Registration Statement, by:

By:	/s/
[name]

Confidential Treatment Request
Figure Certificate Company (“Registrant”) is submitting this draft Registration Statement pursuant to this confidential treatment request under the Freedom of Information Act, 5 U.S.C. 552, and the SEC’s regulations thereunder, 17 C.F.R. 200.83 (“Rule 83”).  Under Rule 83(d)(2)(iv), the Registrant reasonably believes that denial of this confidential treatment request would result in adverse consequences to Registrant, financial or otherwise, because the information contained in this letter and the Registration Statement, including Registrant’s intention to register as a face-amount certificate company, comprise confidential commercial or financial information and

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

disclosure of such information may have an adverse effect on Registrant’s competitive position. Please contact the following with respect to any questions concerning this confidential treatment request:

Susan Gault-Brown
Stradley Ronon Stevens & Young, LLP
2000 K Street, NW, Suite 700
Washington, DC 20006-1871
sgault-brown@stradley.com
(202) 507-5171